SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14D-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.[-])
CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
(NAME OF SUBJECT COMPANY)
CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
(NAME OF PERSON(S) FILING STATEMENT)
ORDINARY SHARES OF 10P EACH AND AMERICAN DEPOSITARY SHARES
REPRESENTING 10P EACH
(TITLE OF CLASS OF SECURITIES)
ORDINARY SHARES (GB0001662252)
AMERICAN DEPOSITARY SHARES (US1321481079)
(CUSIP NUMBER OF CLASS OF SECURITIES)
JOHN ASTON
CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
MILSTEIN BUILDING
GRANTA PARK
CAMBRIDGE CB1 6GH
+44 (0) 1223 471 471
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)
COPIES TO:
MARK R. UHRYNUK
MAYER, BROWN, ROWE & MAW LLP
11 PILGRIM STREET
LONDON EC4V 6RW
+44 (0) 20 7248 4282
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SIGNATURE

ITEM 1. SUBJECT COMPANY INFORMATION
(a)	Name and Address.
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Cambridge Antibody Technology Group plc, a public limited company incorporated under the laws of England and Wales (the “Company”). The address of the registered offices of the Company is Milstein Building, Granta Park, Cambridge CB1 6GH. The telephone number of the registered offices of the Company is +44 (0) 1223 471 471.
(b)	Securities.
The information set forth under the following section(s) of the Offer to Purchase is incorporated herein by reference:
Paragraph 3 of Appendix V (“Additional Information”).
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON
(a)	Name and Address.
This Schedule 14D-9 is filed by the Company. The name, business address and business telephone number of the Company are set forth in Item 1 above.
(b)	Tender Offer.
This Schedule 14D-9 relates to the offer by AstraZeneca UK Limited, a company organized under the laws of England and Wales (the “Purchaser”), which is wholly owned by AstraZeneca plc, as set forth in the Tender Offer Statement on Schedule TO, dated 23 May 2006 (the “Schedule TO”), to purchase all of the ordinary shares of the Company (the “Ordinary Shares”) and all of the American Depositary Shares of the Company (“the ADSs”) at a price of 1,320p per Ordinary Share and per ADS, upon the terms and subject to the conditions set forth in the Offer to Purchase dated 23 May 2006 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit 99.(a) (1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit 99.(a) (2) (which, together with the Offer to Purchase, as amended or further supplemented from time to time, constitutes the “Offer”). The Schedule TO was filed by the Purchaser with the Securities and Exchange Commission (the “SEC”) on 23 May 2006.
The address of the registered offices of the Purchaser is 15 Stanhope Gate, London W1K 1LN, United Kingdom.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
(a)	Conflicts of Interest.
The information set forth under the following section(s) of the Offer to Purchase is incorporated herein by reference:
Paragraphs 2 and 5 of Part III (“Special Factors”).
Paragraphs 4, 5, 6 and 7 of Appendix V (“Additional Information”).
ITEM 4. THE SOLICITATION OR RECOMMENDATION
(a)	Solicitation or Recommendation.
The information set forth under the following sections(s) of the Offer to Purchase is incorporated herein by reference:
Paragraph 13 of Part I (“Letter from the Chairman of CAT”).
(b)	Reasons for the Recommendation.
The information set forth under the following sections(s) of the Offer to Purchase is incorporated herein by reference:
Paragraph 6 of Part I (“Letter from the Chairman of CAT”).
The text under the heading “CAT” in paragraph 3 of Part III (“Special Factors”).
(c)	Intent to tender.
The information set forth under the following sections(s) of the Offer to Purchase is incorporated herein by reference:
Paragraph 4 of Appendix V (“Additional Information”).
ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
(a)	Solicitations or Recommendations.
The information set forth under the following sections(s) of the Offer to Purchase is incorporated herein by reference:
The text under the heading “Opinion of Morgan Stanley & Co. Limited” in paragraph 3 of Part III (“Special Factors”).
ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
(a)	Securities Transactions.

The information set forth under the following section(s) of the Offer to Purchase is incorporated herein by reference:
Paragraphs 5 and 11 of Appendix V (“Additional Information”).
ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
(a)	Subject company negotiations.
(1)	None (other than as disclosed in paragraph 6 of Part 1 and paragraph 1 of Part III of the Offer Document, both of which are incorporated herein by reference).

(2)	None (other than as disclosed in paragraph 6 of Part 1 and paragraph 1 of Part III of the Offer Document, both of which are incorporated herein by reference).
ITEM 8. ADDITIONAL INFORMATION
(a)	Other Material Information.
None.
ITEM 9. EXHIBITS
For a list of exhibits please refer to the Exhibit Index attached to the end of this Schedule 14D-9, the contents of which are incorporated herein by reference.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Cambridge Antibody Technology Group plc
By:
/s/ John Aston

Name: John Aston
Title: Chief Financial Officer
Date: 23 May 2006

EXHIBIT INDEX

99.(a) (1)#	Offer Document dated 23 May 2006

99.(a) (2)#	Letter of Transmittal

99.(a) (3)#	Notice of Guaranteed Delivery

99.(a) (4)#	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

99.(a) (5)#	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

99.(a) (6)#	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

99.(a) (7)#	Summary Advertisement in The Wall Street Journal, dated 23 May 2006

99.(a) (8)#	Form of Acceptance, Authority and Election

99.(e) (1)*	Irrevocable Undertaking between John Christopher Aston and AstraZeneca UK Limited, dated 14 May 2006

99.(e) (2)*	Irrevocable Undertaking between John Robert Brown Aston and AstraZeneca UK Limited, dated 14 May 2006

99.(e) (3)*	Irrevocable Undertaking between Peter Alan Chambrè and AstraZeneca UK Limited, dated 14 May 2006

99.(e) (4)*	Irrevocable Undertaking between Christopher Marshall and AstraZeneca UK Limited, dated 14 May 2006

99.(e) (5)*	Irrevocable Undertaking between Diane Mary Mellet and AstraZeneca UK Limited, dated 14 May 2006

99.(e) (6)*	Irrevocable Undertaking between Paul Nicholson and AstraZeneca UK Limited, dated 14 May 2006

99.(e) (7)*	Irrevocable Undertaking between Peter Ringrose and AstraZeneca UK Limited, dated 14 May 2006

99.(e) (8)*	Irrevocable Undertaking between Ake Stavling and AstraZeneca UK Limited, dated 14 May 2006

99.(e) (9)*	Irrevocable Undertaking between John Stocker and AstraZeneca UK Limited, dated 14 May 2006

99.(e) (10)ˆ	Collaboration and Licence Agreement, dated 21 November 2004, between Cambridge Antibody Group plc and AstraZeneca UK Limited

99.(e) (11)*	Break Fee Agreement, dated 14 May 2006, between Cambridge Antibody Group plc and AstraZeneca UK Limited

99.(e) (12)*	Cooperation Agreement, dated 14 May 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited

99.(e) (13)*	Exclusivity Agreement, dated 14 May 2006, between Cambridge Antibody Technology Group plc and AstraZenenca UK Limited

99.(e) (14)+	Subscription Agreement, dated 21 November 2004, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited

99.(e) (15)~	Cambridge Antibody Technology Group plc Executive Incentive Plan

99.(e) (16)>	Form of service agreements with John Aston and Diane Mellett

99.(e) (17)/	Service agreement with Peter Chambré dated 22 February 2002

# Incorporated by reference to the Schedule TO filed by AstraZeneca PLC and AstraZeneca UK Limited dated 23 May 2006.
+ Incorporated by reference to the Schedule 13D filed by AstraZeneca PLC dated 27 December 2004.
ˆ Incorporated by reference from Exhibit 4.2 to the Annual Report on Form 20-F filed by Cambridge Antibody Technology Group plc on 16 December 2004.
* Incorporated by reference to Amendment No 1 to the Schedule 13D filed by AstraZeneca PLC dated 15 May 2006.
~ Incorporated by reference from Exhibit 4.17 to the Annual Report on Form 20-F filed by Cambridge Antibody Technology Group plc on 3 March 2006.
> Incorporated by reference from Exhibit 4.18 to the Annual Report on Form 20-F filed by Cambridge Antibody Technology Group plc on 3 March 2006.
/ Incorporated by reference from Exhibit 4.19 to the Annual Report on Form 20-F filed by Cambridge Antibody Technology Group plc on 3 March 2006.